Exhibit 99.1

 PROGRESSIVE WASTE SOLUTIONS ANNOUNCES RESULTS OF 2015 CDP REPORT
ON CARBON EMISSION REDUCTIONS

Company attributes lower greenhouse gas emissions to landfill gas management and conversion of collection fleet to natural gas

Toronto, Ontario - November 11, 2015 - Progressive Waste Solutions Ltd. (the "Company" or "Progressive Waste Solutions") (NYSE, TSX: BIN) announced it has received its highest score (96 out of 100) in 10 years of participating in the CDP Report (formerly known as the Carbon Disclosure Project).
The CDP is recognized for its leadership in the quality of climate change data it has submitted to the global marketplace and is the world's only global environmental disclosure system which tracks how the world's largest listed companies are acting in response to a changing climate.   The CDP's climate change program is designed to facilitate the management of greenhouse gas emissions and identify the risks and opportunities associated with climate change.
"We are very proud of our work in reducing our carbon footprint which underscores the progressive approach we take towards creating a more sustainable future for our customers, employees and the communities we serve," said Joseph Quarin, President and Chief Executive Officer of Progressive Waste Solutions.  "This is an important measure to evaluate our progress towards lowering our greenhouse gas emissions which have been primarily focused on two areas – landfill gas management and the conversion of our collection fleet to natural gas."

The Company has increased the efficiency of its landfill gas collection systems through the adoption of industry leading system designs and innovative technologies.  The capture of landfill gases has led to the beneficial reuse of the gas as a renewable energy source, creating enough electricity to power more than 30,000 homes or offsetting the use of approximately 200,000 barrels of oil annually.
In March 2015, the company officially opened its renewable natural gas facility, the largest of its kind in Canada and one of the largest in North America. The facility located in Terrebonne, Quebec, near Montreal, is converting landfill gas to natural gas which is then delivered to the TransCanada pipeline network, via an injection point adjacent to the landfill site.  The facility is designed to process approximately 10,000 cubic feet per minute of incoming landfill gas.

The gas generated at the site is the equivalent of reducing the need for approximately 350,000 barrels of oil per year or the fueling of 1,500 trucks for 20 years.  Together, the Company's landfill gas management program is offsetting the dependency of approximately 550,000 barrels of oil per year.
The new plant will also result in the avoidance of greenhouse gas emissions of approximately 1.2 million tonnes of carbon dioxide over a 10-year period.  Landfill gas is recognized as a renewable energy source by regulators across North America.
Progressive Waste Solutions launched a corporate initiative in 2013 to replace its diesel-powered collection fleet with vehicles using natural gas, which is an economical and environmentally friendly fuel choice for transportation.  The Company now has the largest fleet of compressed natural gas ("CNG") powered collection vehicles in operation in Canada with CNG fleets in Surrey and Coquitlam, British Columbia and Simcoe County, Ontario and in Montreal, Quebec.  By the end of 2015, Progressive Waste will add another 63 CNG vehicles to service the Region of Peel starting in January 2016.
The Company's high scores within the CDP Report indicates the provision of robust climate data and a good understanding of climate change related issues affecting the corporation.  Through various channels, including Bloomberg terminals, these scores are communicated to investors and other decision makers to assess corporate preparedness for changing market demands and emissions regulation.
The CDP Report can be found at www.cdp.net

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN. To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Commitment to Sustainability
Progressive Waste Solutions is committed to creating a more sustainable future. Our environmental practices and technologies provide benefits including: diversion of waste from our landfills through our recycling facilities; organized, timely, safe waste removal from residential and business communities; energy capture of greenhouse gases for productive use; and recycling and composting to conserve precious resources. Beyond meeting and exceeding regulatory expectations, we work constantly to identify best management practices that promote environmental sustainability.

About CDP
CDP, formerly Carbon Disclosure Project, is an international, not-for-profit organization providing the only global system for companies and cities to measure, disclose, manage and share vital environmental information.  CDP works with market forces, including 822 institutional investors with assets of US$95 trillion, to motivate companies to disclose their impacts on the environment and natural resources and take action to reduce them.  CDP now holds the largest collection globally of primary climate change; water and forest risk commodities information and puts these insights at the heart of strategic business, investment and policy decisions.  Follow us @CDP to find out more. CDP, formerly Carbon Disclosure Project, is an international, not-for-profit organization providing the only global system for companies and cities to measure, disclose, manage and share vital environmental information.  CDP works with market forces, including 822 institutional investors with assets of US$95 trillion, to motivate companies to disclose their impacts on the environment and natural resources and take action to reduce them.  CDP now holds the largest collection globally of primary climate change, water and forest risk commodities information and puts these insights at the heart of strategic business, investment and policy decisions.  Follow us @CDP to find out more.

Further Information
Progressive Waste Solutions Ltd.

Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Wes Muir
Director, Public and Government Relations
Tel: (905) 532-7619
Email: wes.muir@progressivewaste.com